[LETTERHEAD OF K&L GATES]

January 15, 2010

Via Edgar and Federal Express

John Cash Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-7010

Re:	China Architectural Engineering, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 30, 2009
File No. 000-23539

Ladies and Gentlemen:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), we are providing the Company’s responses to the Securities and Exchange Commission comment letter dated June 26, 2009.   The Company’s responses to the Staff’s comment letter, below, are in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	Comment: In future filings, please disclose selected quarterly financial data as required by Rule 302(a) of Regulation S-K.

Response:  The Company notes your comment and confirms that it will provide the selected quarterly financial data disclosures in future Form 10-K filings, beginning with the Form 10-K for the year ended December 31, 2009.

2.	Comment: In future filings, please disclose the information required by paragraphs 36-39 of SFAS 131, as applicable.

Response: The Company notes your comment and confirms that it will provide the referenced disclosures in future filings to the extent it is required under paragraphs 36 to 39 of SFAS 131.

Item 1A.  Risk Factors, page 10

We are currently a defendant in a lawsuit in Hone Kong…., page 14; Legal Proceedings.
page 22; Pending Litigation, page F-32

3.
Comment:  In future filings, state the amount of monetary damages, including punitive damages, if any, sought by the plaintiffs in the lawsuit filed on January 14, 2009.  See Item 103 of Regulation S-K and the item's instructions.

Response: The Company notes your comment and confirms that it will provide the referenced disclosures in future filings.  Please note that the Company added the following disclosure to its Quarterly Report on Form 10-Q for the periods ended September 30, 2009:  “The lawsuit filed by Mr. Ng and Miss Yam requests the court for specific performance of the settlement agreement that was allegedly entered into, which would require the return of the Techwell company to Mr. Ng and Miss Yam, and in the absence of such grant of relief, Mr. Ng and Miss Yam request unspecified damages lieu of return of the Techwell company.”  The Company will continue to updated its disclosure and provide all information required by Item 103 of Regulation S-K in future filings.

John Cash
January 15, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 26

Critical Accounting Policies.  Estimates and Assumptions, page 27
Revenue and Cost Recognition, page 27

4.
Comment:  We note from your disclosures on page 11 that you are suing certain of your customers for overdue payments.  With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you have considered the length of your payment terms and the possibility of payment defaults in your revenue recognition policy.

Response: The Company notes your comment and has provided below a comprehensive discussion of payment terms and possibility of default as it relates to the Company’s revenue recognition policy.

Payment terms are set forth in the Company’s contracts with its customers.  The lengths of payment terms are consistent with the industry.  In accordance to the SAB 104, collectibility is reasonably assured when the Company collects revenue.  Many of the projects that Company undertook were public works projects.  For example, the project in Dubai was an infrastructure project.  When the Company entered into this contract and extended credit to the customer, it was relying on the credit of the Dubai government.  Many projects in the PRC are also with government entities; therefore, when the Company enters into these projects and performs the required service, short of global financial crisis, it should receive payments on a timely basis.  Collection through legal process is inevitable; however, such kind of collection is quite limited; at this point these are six cases.  The Company believes that its revenue recognition policy is in line with the requirements set forth in SAB 104.

Selling, General, And Administrative Costs, page 27

5.
Comment:  With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you determined it was appropriate to include allowances for estimates losses on uncompleted contracts in your selling, general and administrative costs and what consideration you gave to including the amounts within the costs of contract revenues.

Response:  The Company notes your comment and responds that the cost of estimated uncompleted contract losses were included in SG&A because these are costs outside of the Company’s normal expenditure cycles that flow downstream into its GL accounts.  They are management assertions made after careful review of each contract.  The Company also believes that given the nature of its business, the costs recorded in cost of contract revenue bear a direct relationship on the recognition of revenue; therefore, such cost related to losses should be handled separately.  The Company also believes that the SG&A is direct reflection of management’s performance, where the cost of contract revenue is reflection of the Company overall cost budgeting and operations effectiveness.

Results of Operations, page 29

6.
Comment:  In future filings, please provide a more specific and comprehensive qualitative and quantitative discussion of the reasons for the significant changes in your results from period-to-period.  Your discussion should include, but not be limited to, the following items:

—	Disclose the number of the increase in projects and quantify the resulting increase in the amount of contract revenue generated,

John Cash
January 15, 2010

—	Discuss any negative factors impacting your profitability such as decreases in contract pricing or contract losses;

—	Quantify the increase in costs of raw materials, project set-up costs and labor costs since these were the primary reasons for the fluctuation in cost of contract revenue;

—
Quantify the significant reasons you have identified for the increase in selling, general and administrative expenses and ensure that you explain the majority of the increase or decrease in your discussion; and

—	Discuss the impact of any acquisitions on your results.

We remind you that management's discussion and analysis should include meaningful information to enhance overall financial disclosure, provide narrative explanation of the company's financial statements, enabling investors to see the company through the eyes of management, and provide information about the quality of, and potential variability of, the company's earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance.  Please refer to Release No. 33-8350, Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations for more guidance.

Response:  The Company notes your comment and confirms that in future filings the Company will provide a more specific and comprehensive qualitative and quantitative discussion of the reasons for the significant changes in results of operations, including, but not limited to, the bullet-pointed items referenced in your comment.  The Company has commenced to include increased disclosures in its Quarterly Report on Form 10-Q for the periods ended September 30, 2009, starting on page 22, as filed with the Commission on November 16, 2009:  http://www.sec.gov/Archives/edgar/data/1287668/000114420409059977/v166361_10q.htm

Liquidity and Capital Resources, page 30

7.
Comment:  Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of any significant covenants within your debt agreements.  In addition, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Response: The Company notes your comment and confirms that it will provide the referenced disclosures in future filings, including the Annual Report on Form 10-K for the year ended December 31, 2009.

Financial Statements, page F-1

General

8.	Comment: Please clarify for us how you have presented the acquisition of Techwell Engineering Limited on your statement of cash flows and statement of stockholders' equity.

Response: The acquisition of Techwell Engineering Ltd. was closed on November 6, 2007 at a Purchase Price of $11,654,566 payable by equal proportion of cash $5,827,283 and Company shares of common stock issued to the Sellers, Ng Chi Sum and Yam Mei Ling, valued $5,827,283 and representing 703,778 shares at $8.28 per share.

John Cash
January 15, 2010

Please refer to the Consolidated Statement of Stockholders’  Equity at December 31, 2007.

IPO issuance:
847,550 shares at 3.50 per share	$2,966,425

Issue to Warrant Holders:
232,088 shares at 1.60 per share	$371,340

Issue to Ng Chi Sum and Yam Mei Ling
Of Techwell Engineering Ltd.:
703,778 shares at 8.28 per share	$5,827,283

Total shares: 1,783,416	$9,165,048

Cash of $5,827,283 was paid to the Sellers on April 17, 2008 by Full Art International Ltd., the Company’s subsidiary:

-Ng, Chi Sum	$5,244,554.70
-Yam, Mei Ling	$582,728.30
$5,827,283.00

Since the disbursements were classified as Accounts Payable to the Sellers in the books of Full Art International Ltd., the transactions were not explicitly reflected in the Investing Activities of Cash Flows Statement, but rather included as part of Accounts Payable in the Operating Activities.

Mr. Ng used $2,500,000 to buy 3.16% of the issued and outstanding shares of KGE Group Ltd., which is the holding company of the Company.

Enclosed is the substantiation of the cash paid to the Sellers for your review.  (Exhibits 1, 2, and 3)

Note 8 - Convertible Bonds and Bond Warrants, page F-24

9.
Comment:  We note your disclosure that you determined the value of the warrants and the beneficial conversion feature of your $10 million variable rate convertible bonds were $3,207,790 and $3,507,791, respectively.  Please help us understand how these amounts reconcile to your disclosures on pages 20, F-26 and F-29.

Response: Value of the warrants and beneficial conversion feature of the $10 Million Bond will be revised to $1,746,400 and $1,746,400 respectively.  In the matter of reconciling the warrants value of $10 million bonds and $20 million bonds as reflected on page F-29, the respective amounts are:

$10 M. Bonds Warrant Value	$1,746,400
$20 M. Bonds Warrant Value	$1,413,503
$3,159,903

Please also see the analysis of components comprised in the $10 million and $20 million bonds to reconcile to the amounts reported in each period presented for 2007 and 2008 (Exhibit 5).

10.	Comment: Please provide us with a specific and comprehensive discussion regarding how you determined that your $20 million convertible bonds did not contain a beneficial conversion feature.

Response:  We enclose a calculation worksheet (Exhibit 4) of the $20 million Bonds, which shows the conversion price at $6.35 is higher than the fair market value at the issuance date and, therefore, there is no beneficial conversion feature.

John Cash
January 15, 2010

11.	Comment: Please help us understand why the interest discount for your beneficial conversion feature decreased from $4,342,857 at December 31, 2007 to $1,737,143 at December 3 1,2008.

Response:  As disclosed in Exhibit 5 addressed in the response to SEC Comment No. 9, above, the beneficial conversion feature (BCF) of December 31, 2007 was determined to be $4,342,857. By applying the amortization rate over the bond life, the BCF Discount is being amortized gradually to leave a balance of BCF Discount $1,737,143 at December 31, 2008.

12.	Comment: Please supplementally provide us with the detail of the accretion of interest discount and accrual of interest payable disclosed on page F-29.

Response:  As disclosed in Exhibit 5 addressed in the response to SEC Comment No. 9, above, details of the accretion of interest discount and accrual of interest payable disclosed on Page F-29, are shown in the tabulation at each reporting period.

Note 11 - Commitments and Contingencies, page F-32
B. Pending Litigation, page F-32

13.
Comment:  Based on your current disclosures, it is unclear whether you believe a material loss is possible related to the Techwell lawsuit.  If a material loss is reasonably provide the additional disclosures required by SAB 5:Y and SFAS 5.

Response:  The Company respectfully notes your comment and responds that after consultation with its Hong Kong legal counsel engaged to represent the litigation and after considering all the facts and circumstances of the matter, management does not believe that there will be any possibility of material loss incurred because the plaintiff’s claims will not be successful.  The estimated loss will probably be the shortfall between legal costs incurred and our counterclaim recovered.

14.	Comment: Please supplementally provide us, and include in future filings, a quantitative discussion of the impact of Techwell on your operations for each period presented.

Response:  Since acquiring Techwell on November 6, 2007, its operation had very minimal impact in year 2007.  Revenue and net income of that year attributed to merely 3% and 1%, respectively.  Basically, Techwell operates one job i.e. Dubai Project, which started in early 2008 and will be completed before the end of 2009.

The following tabulation outlines the impact of Techwell on the Company’s overall operations for each period presented below.

Reporting Period	2008 Q1	2008 Q2	2008 Q3	2008 Q4	2008 Total	2009 Q1	2009 Q2	2009 Q3	2009 YTD
Total Revenue	$25,349,306	$41,380,189	$55,978,184	$28,957,993	$151,665,672	$36,343,064	$30,598,974	$25,558,074	$92,500,112
Dubai’s Revenue	$11,621,790	13,830,488	28,510,189	3,222,6824	57,185,117	21,155,723	14,423,085	7,880,632	43,459,440
Dubai’s %	45.8	33.4	50.9	11.1	37.7	58.2	47.1	30.8	47.0
Total Net Income (Loss)	$ 5,173,718	$7,577,783	$9,909,524	$<28,534,446>	$<5,873,415>	$ 943,611	$ 2,543,670	$<8,381,286>	$<4,894,005>
Dubai’s Net Income	$7,340,747	8,186,268	14,733,790	<11,224,660>	19,036,145	5,348,101	5,045,497	1,776,842	12,170,440
Dubai’s %	141.9	108.0	148.7	39.3		568.8	198.4

The Dubai project’s revenue contribution attributes to a significant but volatile trend throughout 2008 and three quarters in 2009 as depicted in the tabulation.  The fourth quarter of 2008 experienced a serious contraction caused by global financial Tsunami. The first, second, and third quarter of 2009 reflected the final phase of the project pushing work to be completed before the job comes to a termination.  Dubai’s overwhelmingly exceeds those conventional jobs in PRC.

John Cash
January 15, 2010

Form 10-O for the period ended March 31, 2009

Note 8 - Convertible Bonds and Bond Warrants, page 18

15.	Comment: With a view towards future disclosure, please tell us how you are accounting for the reset of the conversion price of your $10 million Variable Rate Bonds.

Response:  The $10 Million Variable Convertible Bond had a reset feature as a protection to the bondholders for a low stock price.  The reset feature is accounted for under EITF 00-27, whereby a beneficial conversion feature is calculated at the commitment date of the Bond Issuance, and in the event that the Company’s stock price falls below a certain threshold set forth in the terms and conditions of the Securities Agreement

The Beneficial Conversion Feature (“BCF”) is accounted for as a discount to the bond that is being accreted over the remaining life of the bond.  As of April 12, 2009, the reset feature has come into effect; the Company started to record the discount accordingly.  The BCF of the Bond amounted to $3,428,571 as determined by the enclosed calculation worksheet. (Exhibit 6)

Because of the inclusion of the reset of conversion price, we have revised the calculation of BCF Value and Interest Expense (Exhibit 6)

Definitive Proxy Statement on Schedule 14A filed April 30, 2009

Information Concerning Director Nominees, page 9

16.	Comment: In future filings, specify the dates of Mr. Charles John Anderson's employment as a senior consultant with Israel Berger & Associates, LLC. Item 401(e)(l) of Regulation S-K.

Response: The Company notes your comment and confirms that it will provide the referenced disclosures in future filings.

Employment Agreements, page 16

17.
Comment:  Disclosures indicate that the employment agreement with Li Guoxing expired on January 1, 2009 and the employment agreements with Wang Zairong and Feng Shu expired on December 31, 2008.  As appropriate, update the disclosures in future filings.

Response: The Company notes your comment and confirms that it will provide the referenced disclosures in future filings. The agreements are generally renewed annually.

Please do not hesitate to contact the undersigned at (310) 552-5083 or with any questions.

Sincerely,

/s/  Anh Q. Tran, Esq.

Anh Q. Tran, Esq.

cc:	Luo Ken Yi, China Architectural Engineering, Inc.
Dale Welcome, U.S. Securities and Exchange Commission

EXHIBIT 1

ACKNOWLEDGMENT OF RECEIPT

I, Ng Chi Sum, hereby acknowledge the receipt of USD2,500,000.-(US Dollars Two Million and Five Hundred Thousand) from Full Art International Limited as partial purchase price of Techwell Group.

Ng Chi Sum

ACKNOWLEDGMENT OF RECEIPT

I, Ng Chi Sum, hereby acknowledge the receipt of USD2,744,554.70-(US Dollars two million seven hundred forty four thousand five hundred fifty four and cents 70) from Full Art International Limited as balance payment of total purchase price of Techwell Group.

Ng Chi Sum

兌換水單/客戶收據
EXCHANGE MEMO / CUSTOMER'S ADVICE

中國銀行(香港)有限公司
BANK OF CHINA (HONG KONG) LIMITED

提款帳號▶ DRAW A/C : 012-745-9-201288-7
提款戶名▶ FULL ART INTL LTD
存款帳號▶ DEPT A/C : 012-589-9-203046-5
存款戶名▶ NG CHI SUM
交易碼 Trans. Code 09110 TRANSFER
AMOUNT : USD2,744,554.70

交易日 Trans. Date 2008/04/17
日記賬號 Jour. No 00000027757

A00000027757 12:29:36 2008/04/17 17827A 72716 21236 09110
012-745-9-201288-7 012-589-9-203046-5 USD2,744,554.70

PLEASE NOTE THE CONDITIONS AND REFERENCE PRINTED ON THE BACK OF THE CUSTOMER'S ADVICE

EXHIBIT 2

ACKNOWLEDGEMENT OF RECEIPT

We, KGE Group Limited, with registered address at Portion B, 63/F Bank of China Tower, 1 Garden Road, Hong Kong, hereby acknowledge receipt of US$2,500,000.- (US Dollars Two Million Five Hundred Thousand) from Mr. NG Chi Sum [HKID Card No. D289522(7)] being the purchase value of 3.16% of the issued and outstanding shares of KGE Group Limited.

The consideration of the Aggregate Purchase Price of 5% of the issued and outstanding shares of KGE Group is US$3,962,503.40 (US Dollars Three Million Nine Hundred Sixty-Two Thousand Five Hundred Three and 40/100).

Authorized Signature

For and on behalf of
KGE GROUP LIMITED
晶藝集團有限公司

Authorized Signature(s)

Company Chop

EXHIBIT 3

ACKNOWLEDGMENT OF RECEIPT

I, Yam Mei Ling, hereby acknowledge the receipt of USD582,728.30-(US Dollars five hundred eighty two thousand seven hundred twenty eight and cents 30) from Full Art International Limited as balance payment of total purchase price of Techwell Group.

Yam Mei Ling

中國銀行(香港)有限公司
BANK OF CHINA (HONG KONG) LIMITED
九龍灣分行:九龍灣宏開道17號
Kowloon Bay Branch
17 Wang Hoi Road, Kowloon Bay, Kowloon

17 APR 2008
日 DAY 月 MONTH 年 YEAR

或指定人 OR ORDER

所付 PAY Yam Mei Ling

港幣 H.K. DOLLARS Four Million Five Hundred Forty Five Thousand Two Hundred Eighty And Cents Seventy Four Only -

HK $ 4,545,280 74/xx

For and on behalf of
FULL ART INTERNATIONAL LIMITED
寶藝國際有限公司

Authorized Signature

FULL ART INTL LTD

⑈224759⑈ 012⑆745⑆ 00020058⑈

CAEI
Accounting treatment
$20,000,000 12% Convertible Bonds and 300,000 warrants

EXHIBIT 4

Background information

Basically there are 4 components of the CB
(1) 12% interest rate on face value with conversion price of $6.35 due on April 15, 2011
(2) 2.5% debt issuance cost
(3) 300,000 detachable warrants to purchase CAEI's shares for $6.35
(4) Redemption at 116.61%
Stock price at April 15, 2008 was $5.51

Accounting treatment
(1) conversion price is $6.35, which is higher than the fair market value at issuance date. So there is no beneficial conversion feature. No treatment for the BCF.

(2) Since there is no net cash settlement arrangement for the warrants, they should be classified as equity instrument in accordance with EITF 00-19. Thus, subsequent changes in fair value should not be recognized.

(3) The proceeds should be allocated between the CB and warrants based on their relative fair value
The fair value of the CB should be based the same security but without the conversion feature. Since the future redemption rate is 116.61% of the any un-redeemed face value. We conclude that the fair value of the bond should be 20,000,000, i.e., face value.
The fair value of the warrant should be based on black-scholes model. See separate worksheet for calculation.
(4) The debt issuance cost should be amortized over the whole period.
(5) Accretion of the CB will be from relative fair value to 116.61% over the bond period.

Calculation of relative fair value of warrants and bond

			15/04/2008 Issuance Date	
Warrant and Beneficial Conversion feature			$6.35	
Value of the debentures	A		20,000,000.00	
Warrant valuation relative fair value	B=A*7.07%		1,413,503.09	
Relative value of Debt	C=A-B		18,586,496.91	
Number of convertible shares	D	20,000,000/6.35	2,857,143.00	
Effective conversion price	E=C/D		6.51	
Fair Value price	F		-	
Beneficial conversion per share	G=F-E		-	
Beneficial conversion	H=G*D		-	
Total Warrant and BCF	I=B+H		1,413,503.09	
APB 14 Relative fair values				
Relative fair values	DEBT		20,000,000.00	92.93%
Warrant value	300,000		1,521,000.00	7.07%
			21,521,000.00	100.00%
		Fair value	5.07	

Accounting entries

(1) Entry on issuance date			
Dr Cash	19,500,000.000		
Bond discount - Debt issuance cost	500,000.00		
Bond discount - Warrant	1,413,503.09		
Cr Bond payable		20,000,000.00	
APIC - Bond discount Warrants		1,413,503.09	
(2) Entry after issuance date			
Q1 2008: No entry as bond issued in Q2 [illegible]			
Q2 2008 [illegible]			Accumulated
Dr Interest expenses	746,597.74		
Cr Bond discount - Warrant		252,630.71	252,630.71
Bond discount - Debt issuance cost		26,674.12	26,674.12
Accrued expenses - Interest at coupon rate		467,292.91	467,292.91
Q3 2008 [illegible]			
Dr Interest expenses	903,776.21		
Cr Bond discount - Warrant		305,816.12	558,446.83
Bond discount - Debt issuance cost		32,289.72	58,963.83
Accrued expenses - Interest at coupon rate		565,670.37	1,032,963.28
Q4 2008 [illegible]			
Dr Interest expenses	934,789.58		
Cr Bond discount - Warrant		333,867.66	892,314.49
Bond discount - Debt issuance cost		35,251.55	94,215.38
Accrued expenses - Interest at coupon rate		565,670.37	1,598,633.65

C:\Documents and Settings\Administrator\Local Settings\Temporary Internet Files\Content.IE5\ECOP9OQX\Summary_of_Bond_Booking_2008[1]_20M CB Accounting_9/17/2009_10:19 AM_1/1

EXHIBIT 4

CAEI
20,000,000 convertible bonds with 300,000 detachable warrants
Accretion Table and Interest expenses calculation

	Periods	Payment	Present Value	Future Value	semi-annual IR	Annual IR	Deferred Debt Cost	Daily
	6	(1,200,000)	18,086,497	23,322,000	10.3532%	20.71%	5,235,503	Deferred
		Beginning NCV	Semi-Annual IR	Effective Int XP	Ending NCV	Deferred		debt costs
15/Oct/08	6	18,086,497	10.35%	672,537	18,759,034	4,562,966	672,336.42	3,675
15/Apr/09	5	18,759,034	10.35%	742,166	19,501,199	3,820,801	1,414,702.49	4,078
15/Oct/09	4	19,501,199	10.35%	819,004	20,320,203	3,001,797	2,233,706.51	4,475
15/Apr/10	3	20,320,203	10.35%	903,797	21,224,001	2,097,999	3,137,503.50	4,966
15/Oct/10	2	21,224,001	10.35%	997,370	22,221,370	1,100,630	4,134,873.51	5,450
15/Apr/11	1	22,221,370	10.35%	1,100,630	23,322,000	(0)	5,235,503.09	6,047

Start date 15-Apr-08

	Days	Part I Accrued Interest expenses	Part II Deferred costs allocation	Total Gross Interest charge for period	Accumulated amortization	Bond balance
						18,086,497
30-Jun-08	76	467,293	279,305	746,598	279,305	18,365,802
30-Sep-08	92	565,670	338,106	903,776	617,411	18,703,908
31-Dec-08	92	565,670	369,119	934,790	986,530	19,073,027
31-Mar-09	90	553,373	367,005	920,378	1,353,535	19,440,032
30-Jun-09	91	559,522	401,300	960,822	1,754,835	19,841,332
30-Sep-09	92	565,670	411,740	977,410	2,166,575	20,253,072
31-Dec-09	92	565,670	449,507	1,015,178	2,616,082	20,702,579
31-Mar-10	90	553,373	446,933	1,000,306	3,063,015	21,149,512
30-Jun-10	91	559,522	488,697	1,048,219	3,551,712	21,638,209
30-Sep-10	92	565,670	501,410	1,067,080	4,053,122	22,139,619
31-Dec-10	92	565,670	547,403	1,113,073	4,600,524	22,687,021
31-Mar-11	90	553,373	544,267	1,097,641	5,144,792	23,231,289
30-Jun-11	91	559,522	90,711	650,233	5,235,503	23,322,000
Total days	1,171	7,200,000	5,235,503	12,435,503		
	Daily int. exp	6,149	0

EXHIBIT 5

CAEI - 2008 Booking entries for Convertible Bonds

(Please refer to sub-sheets of details double entries)

	Y.e.2007	Y.e.2008 Q1	Y.e.2008 Q2	Y.e.2008 Q3	Y.e.2008 Q4		
10 mil bond net	3,465,741	5,871,428	6,558,238	5,521,915	5,834,143		
20 mil bond net	0	0	18,365,802	18,703,908	19,073,027		*20M Bond recorded properly through the end of FY2008*
Convertion bond net amount total per 10K/Q	3,465,741	5,871,428	24,924,040	24,225,823	24,907,170		
	0	0	0	0	(0)		
Bond Payable:	10,000,000	10,000,000	30,000,000	28,000,000	28,000,000		
- 10 mil	10,000,000	10,000,000	10,000,000	8,000,000	8,000,000	8,000,000	
- 20 mil			20,000,000	20,000,000	20,000,000		
Interest discount-Warrant:	(4,036,170)	(3,004,090)	(3,596,503)	(3,159,903)	(3,159,903)		
- 10 mil	(4,036,170)	(3,004,090)	(2,183,000)	(1,746,400)	(1,746,400)	(1,746,400)	
- 20 mil			(1,413,503)	(1,413,503)	(1,413,503)		
Interest discount-BCF:	(4,342,857)	(3,304,091)	(2,171,429)	(1,737,143)	(1,737,143)		
- 10 mil	(4,342,857)	(3,304,091)	(2,171,429)	(1,737,143)	(1,737,143)	(1,737,143)	
- 20 mil				0	0		
Bond discount-Issue Costs:	(300,000)	(300,000)	(800,000)	(740,000)	(740,000)		
- 10 mil	(300,000)	(300,000)	(300,000)	(240,000)	(240,000)	(240,000)	
- 20 mil			(500,000)	(500,000)	(500,000)		
Accretion/Amortization of interest discount on bond	2,144,768	2,479,609	1,491,972	1,862,869	2,544,216		
- 10 mil						4,276,457	
Accretion of interest discount - Warrant	589,729	590,804	568,760	584,139	730,579		
Accretion of interest discount - BCF	634,540	649,805	565,745	581,043	726,707		
Amortization of bond discount - Issue costs	43,835	59,002	78,162	80,276	100,400		
6% Interest Payable	438,332	589,999					
Accretion of redemption premium	438,332	589,999					
- 20 mil							
Accretion of interest discount-Warrant			252,631	558,447	892,314		Accumulated Figures
Accretion of interest discount-BCF							
Amortization of bond discount-Issue costs			26,674	58,964	94,216		
6% Interest Payable							
Accretion of redemption premium							
Convertion bond net amount total per 10K/Q	3,465,741	5,871,428	24,924,040	24,225,823	24,907,170		

C:\Documents and Settings\Administrator\Local Settings\Temporary Internet Files\Content.IE5\9WM6Y4RT\Summary_of_Bond_Booking_2008[1]..Summary..10/7/2009..4:01 PM..1/1

EXHIBIT 6

CAEI: 20M Convetible Bond with 300,000 Detachable Warrants

Details	Explanation, if any		Amount
Issuance Date			April 15, 2008
Face Value of Bond		$	20,000,000
Expiration Date of Bonds			April 15, 2011
Stated Coupon Rate	"Semi-annual coupon"		12.00%
Redemption Value at Expiration			116.61%
Bond Conversion Price		$	6.35
Number of Warrants			300,000
Strike Price of Warrants		$	6.35
Expiration Date of Warrants			April 15, 2013
Fair Value of Warrants	"Black Scholes"	$	5.07
Stock Price on Issuance Date		$	5.51
Issuance Cost			2.50%
Risk Free Rate	"Bond Equivalent Yield"		3.00%
Number of Payments			6.00
Total of Coupon Payments		$	7,200,000.00

The auditor independently reperformed the entire calculation and writing of journal entries related to the issuance of the 20M

BLACK-SCHOLES MODEL VALUATION TOOL
Valuation of 300,000 Warrants

Stock price		5.51
Strike price		6.35
Years to maturity		5.00
Risk-free rate		3.000%
Volatility		156.45%
Call Value	$	5.07
Put value	$	5.03
d1		1.7520
d2		-1.7473
Value Per Warrant	$	5.07
Number of Warrants		300,000
Total Value of Warrants		$1,521,000.01

Calculation of Beneficial Conversion Feature

Value of the debentures	A	20,000,000.00
Relative Fair Value of Warrants	B = A x 7.07%	1,413,503.10
Relative value of Debt	C = A - B	18,586,496.90
Number of Shares of Stock if Converted	D	3,149,606.30
Effective conversion price	E = C / D	5.90
Fair Market Value of Stock	F	5.51
Beneficial Conversion on a Per Share Basis	G = F - E	-
Beneficial Conversion Feature	H = G x D	-

APB 14 - Relative Fair Values

Total Convertible Bond Value	92.93%	20,000,000.00
Total Warrants Value	7.07%	1,521,000.01
	100.0%	21,521,000.01

Fair Value of Convertible Bonds	18,586,496.90
Fari Value of Warrants	1,413,503.10
	20,000,000.00

CAEI
Accounting treatment
$20,000,000 12% Convertible Bonds and 300,000 warrants

Background information

Basically there are 4 components of the CB

(1) 12% Interest rate on face value with conversion price of $6.35 due on April 15, 2011
(2) 2.5% debt issuance cost
(3) 300,000 detachable warrants to purchase CAEI's shares for $6.35
(4) Redemption at 116.61%
Stock price at April 15, 2008 was $5.51

Accounting treatment

(1) conversion price is $6.35, which is higher than the fair market value at issuance date. So there is no beneficial conversion feature. No treatment for the BCF., refer to Calculation Sheet
(2) Since there is no net cash settlement arrangement for the warrants, they should be classified as equity instrument in accordance with EITF 00-19. Thus, subsequent changes in fair value should not be recognized.

(3) The proceeds should be allocated between the CB and warrants based on their relative fair value

The fair value of the CB should be based the same security but without the conversion feature. Since the future redemption rate is 116.61% of the any un-redeemed face value. We conclude that the fair value of the bond should be 20,000,000, i.e., face value.

The fair value of the warrant should be based on black-scholes model. See separate worksheet for calculation.

(4) The debt issuance cost should be amortized over the whole period.

(5) Accretion of the CB will be from relative fair value to 116.61% over the bond period.

Convertible Bond - Discount Accretion

Accretion Table and interest expenses calculation

Bond & Issuance Cost Discount		
Bond Issuance Date	April 15, 2008	
Bond Face Value	$ 20,000,000	
Debt Issuance Cost	$ 500,000	$ 19,500,000
Relative Fair Value of Convertible Bond	$ 18,586,497	
Bond Present Value	$ 18,086,497	$ 1,413,503
Redemption Value	$ 23,322,000	
Number of Payments	6.00	
Coupon Payment	$ 1,200,000.00	
Effective Annual Interest Rate	20.71%	

Period	Coupon Payment Date	Beginning Balance	Accretion of Discount	Ending Balance	Days btwn Coupon Pmts	Daily Accretion Using Straight-Line Approximation
1	October 15, 2008	18,086,497	672,537	18,759,034	183	3,675
2	April 15, 2009	18,759,034	742,166	19,501,199	182	4,078
3	October 15, 2009	19,501,199	819,004	20,320,203	183	4,475
4	April 15, 2010	20,320,203	903,797	21,224,001	182	4,966
5	October 15, 2010	21,224,001	997,370	22,221,370	183	5,450
6	April 15, 2011	22,221,370	1,100,630	23,322,000	182	6,047

Period	Balance Sheet Date	Beginning Balance	Partial Accretion of Discount	Ending Balance	Days during the Reportin	Accumulated Discount
1	June 30, 2008	18,086,497	279,305	18,365,802	76	279,305
2	September 30, 2008	18,365,802	338,106	18,703,908	92	617,411
3	December 31, 2008	18,703,908	369,119	19,073,027	92	986,530
4	March 31, 2009	19,073,027	367,005	19,440,032	90	########
5	June 30, 2009	19,440,032	401,300	19,841,332	91	########
6	September 30, 2009	19,841,332	411,740	20,253,072	92	########
7	December 31, 2009	20,253,072	449,507	20,702,579	92	########
8	March 31, 2010	20,702,579	446,933	21,149,512	90	########
9	June 30, 2010	21,149,512	488,697	21,638,209	91	########
10	September 30, 2010	21,638,209	501,410	22,139,619	92	########
11	December 31, 2010	22,139,619	547,403	22,687,021	92	########
12	March 31, 2011	22,687,021	544,267	23,231,289	90	########
13	April 15, 2011	23,231,289	90,711	23,322,000	15	########
			$ 5,235,503

Cash Coupon Payments

Details	Explanation, if any	Amount
Issuance Date		April 15, 2008
Face Value of Bond		$ 20,000,000
Expiration Date of Bonds		April 15, 2011
Stated Coupon Rate	"Semi-annual coupon"	12.00%
Number of Payments		6.00
Total of Coupon Payments		$ 7,200,000.00
Semi-annual Coupon Amount		$ 1,200,000.00

Coupon Payment Date
October 15, 2008
April 15, 2009
October 15, 2009
April 15, 2010
October 15, 2010
April 15, 2011

Period	Balance Sheet Date	Accrual Amount	Accumulated Accrual	Coupon Payments	Outstanding Balance
0	April 15, 2008				
1	June 30, 2008	499,726	499,726		499,726
2	September 30, 2008	604,932	1,104,658		1,104,658
3	December 31, 2008	604,932	1,709,589	1,200,000	509,589
4	March 31, 2009	591,781	2,301,370		1,101,370
5	June 30, 2009	598,356	2,899,726	1,200,000	499,726
6	September 30, 2009	604,932	3,504,658		1,104,658
7	December 31, 2009	604,932	4,109,589	1,200,000	509,589
8	March 31, 2010	591,781	4,701,370		1,101,370
9	June 30, 2010	598,356	5,299,726	1,200,000	499,726
10	September 30, 2010	604,932	5,904,658		1,104,658
11	December 31, 2010	604,932	6,509,589	1,200,000	509,589
12	March 31, 2011	591,781	7,101,370		1,101,370
13	April 15, 2011	98,630	7,200,000	1,200,000	-
		$ 7,200,000		$ 7,200,000

No.	Date	Open	High	Low	Close	Volume	Adj Close	Extended	
1	April 9, 2009	$ 0.93	$ 1.01	$ 0.93	$ 1.01	182,500	$ 1.01	$ 184,325.00	
2	April 8, 2009	$ 0.90	$ 0.96	$ 0.90	$ 0.94	74,500	$ 0.94	$ 70,030.00	
3	April 7, 2009	$ 0.91	$ 0.98	$ 0.91	$ 0.92	82,300	$ 0.92	$ 75,716.00	
4	April 6, 2009	$ 1.02	$ 1.02	$ 0.95	$ 1.00	165,400	$ 1.00	$ 165,400.00	
5	April 3, 2009	$ 1.00	$ 1.09	$ 0.92	$ 1.00	79,600	$ 1.00	$ 79,600.00	
6	April 2, 2009	$ 0.90	$ 1.04	$ 0.90	$ 0.97	216,200	$ 0.97	$ 209,714.00	
7	April 1, 2009	$ 0.96	$ 0.96	$ 0.89	$ 0.94	81,300	$ 0.94	$ 76,422.00	
8	March 31, 2009	$ 0.98	$ 1.01	$ 0.95	$ 0.98	82,700	$ 0.98	$ 81,046.00	
9	March 30, 2009	$ 1.01	$ 1.12	$ 0.90	$ 0.95	167,200	$ 0.95	$ 158,840.00	
10	March 27, 2009	$ 1.03	$ 1.13	$ 1.00	$ 1.08	169,100	$ 1.08	$ 182,628.00	
11	March 26, 2009	$ 0.96	$ 1.13	$ 0.95	$ 1.03	173,800	$ 1.03	$ 179,014.00	
12	March 25, 2009	$ 0.90	$ 0.96	$ 0.88	$ 0.94	86,300	$ 0.94	$ 81,122.00	
13	March 24, 2009	$ 0.93	$ 0.95	$ 0.87	$ 0.87	58,600	$ 0.87	$ 50,982.00	
14	March 23, 2009	$ 0.84	$ 0.96	$ 0.84	$ 0.96	74,200	$ 0.96	$ 71,232.00	
15	March 20, 2009	$ 0.87	$ 0.89	$ 0.79	$ 0.80	95,500	$ 0.80	$ 76,400.00	
16	March 19, 2009	$ 0.99	$ 1.00	$ 0.83	$ 0.85	149,600	$ 0.85	$ 127,160.00	
17	March 18, 2009	$ 0.87	$ 1.13	$ 0.87	$ 1.01	373,400	$ 1.01	$ 377,134.00	
18	March 17, 2009	$ 0.74	$ 0.89	$ 0.74	$ 0.87	164,400	$ 0.87	$ 143,028.00	
19	March 16, 2009	$ 0.78	$ 0.79	$ 0.74	$ 0.75	101,300	$ 0.75	$ 75,975.00	
20	March 13, 2009	$ 0.80	$ 0.83	$ 0.76	$ 0.77	63,400	$ 0.77	$ 48,818.00	
						2,641,300		$2,514,586.00	$ 0.95

Specified Conversion Adjustment Date:

April 12, 2009

CAEI: 20M Convetible Bond with 300,000 Detachable Warrants

Details	Explanation, if any		Amount	
Issuance Date			April 12, 2007	
Face Value of Bond		$	10,000,000	
Expiration Date of Bonds			April 4, 2012	
Stated Coupon Rate 1st Year	"Semi-annual coupon"		6.00%	
Stated Coupon Rate 2nd year	"Semi-annual coupon"		3.00%	
Redemption Value at Expiration			150.87%	
Bond Conversion Price		$	3.50	
Number of Warrants			800,000	8000
Strike Price of Warrants		$	0.01	
Expiration Date of Warrants			April 12, 2010	
Fair Value of Warrants	"Black Scholes"	$	3.49	
Stock Price on Issuance Date	"IPO Price"	$	3.50	
Issuance Cost			3.00%	
Risk Free Rate	"Bond Equivalent Yield"		3.00%	
Number of 6% Payments			2.00	
Number of 3% Payments			8.00	
Total of Coupon Payments		$	1,800,000.00

BLACK-SCHOLES MODEL VALUATION TOOL
Valuation of 300,000 Warrants

Stock price	3.50
Strike price	0.01
Years to maturity	3.00
Risk-free rate	3.000%
Volatility	115.84%
Call Value	$ 3.49
Put value	$ 0.00
d1	3.9668
d2	1.9595
Value Per Warrant	$ 3.49
Number of Warrants	800,000
Total Value of Warrants	$2,792,770.15

Calculation of Beneficial Conversion Feature

Value of the debentures	A	$	10,000,000	$	10,000,000
Relative Fair Va ue of Warrants	B = A x 21.83%	$	2,183,085	$	2,183,085
Relative value of Debt	C = A - B	$	7,816,915	$	7,816,915
Number of Shares of Stock if Converted	D = 10,000,000 / (3.5 x 70%)		2,857,143		4,081,633
Effective conversion price	E = C / D	$	2.74	$	1.92
Fair Market Value of Stock	F	$	3.50	$	3.50
Beneficial Conversion on a Per Share Basis	G = F - E	$	0.76	$	1.58
Beneficial Conversion Feature	H = G x D	$	2,183,085	$	6,468,799
			2,183,085		2,183,085
		$	-	$	4,285,714
			80.00%		80.00%
Beneficial Conversion Feature-Reset of Conversion Price		$	-	$	3,428,571

APB 14 - Relative Fair Values

Total Convertible Bond Value	78.17%	10,000,000.00
Total Warrants Value	21.83%	2,792,770.15
	100.0%	12,792,770.15

Fair Value of Convertible Bonds	7,816,915.25
Fari Value of Warrants	2,183,084.75
	10,000,000.00

CAEI
Accounting treatment
$10,000,000 6% and 3% Convertible Bonds and 800,000 warrants

Background information

Basically there are 4 components of the CB
(1) 6% interest rate for the first year and 3% for the remaining 4 years on face value with conversion price of $3.50
(2) 3% debt issuance cost
(3) 800,000 detachable warrants to purchase
(4) Redemption at 150.87%

Accounting treatment
(1) BCF feature and Warrant feature has been determined to be $2,183,000 and $2,171,000 respectively in 2007. Since there is no signficant differences between
(2) Since there is no net cash settlement arrangement for the warrants, they should be classified as equity instrument in accordance with EITF 00-19. Thus, subsequent
(3) The proceeds should be allocated between the CB and warrants based on their relative fair value
The fair value of the CB should be based the same security but without the conversion feature. Since the future redemption rate is 150.87% of the any un-redeemed face

The fair value of the warrant should be based on black-scholes model. See separate worksheet for calculation.

(4) The debt issuance cost should be amortized over the whole period.

(5) Accretion of the CB will be from relative fair value to 150.87% over the bond period.

Calculation of relative fair value of warrants and bond

Convertible Bond - Discount Accretion

Accretion Table and interest expenses calculation

Bond & Issuance Cost Discount		
Conversion Reset Date		April 12, 2009
Bond Expiration Date		April 4, 2012
Bond Face Value	$	8,000,000
Debt Issuance Cost		
Relative Fair Value of Convertible Bond		
Bond Present Value	$	2,691,768
Redemption Value	$	12,069,600
Number of Payments		8.00
Coupon Payment	$	240,000.00
Effective Annual Interest Rate		62.12%
PV 1 year from now		

Effective Inter	31.059675%
0	(2,691,768)
1	120,000
2	120,000
3	120,000
4	120,000
5	120,000
6	12,189,600

Period	Coupon Payment Date	Beginning Balance	Accretion of Discount	Ending Balance	Days btwn C	Daily Accret Usi	Issuance & Warrants	BCF Discount	Total Accretion	Daily Warrant	Daily BCF Accretion	
0	April 4, 2009			2,691,768			-			-	-	-
1	October 4, 2009	2,691,768	716,054	3,407,822	183	3,913	(54,372)	709,513	655,141	(325)	4,236	3,913
2	April 4, 2010	3,407,822	938,458	4,346,280	182	5,156	92,255	806,609	898,864	529	4,627	5,156
3	October 4, 2010	4,346,280	1,229,941	5,576,221	183	6,721	316,263	916,992	1,233,256	1,724	4,997	6,721
4	April 4, 2011	5,576,221	1,611,956	7,188,177	182	8,857	649,565	1,042,481	1,692,047	3,400	5,457	8,857
5	October 4, 2011	7,188,177	2,112,624	9,300,801	183	11,544	1,136,372	1,185,144	2,321,515	5,651	5,893	11,544
6	April 4, 2012	9,300,801	2,768,799	12,069,600	183	15,130	1,837,828	1,347,329	3,185,157	8,730	6,400	15,130
			9,377,832				3,977,911	6,008,068	9,985,979			

Period	Balance Sheet Date	Beginning Balance	Partial Accretion of Discount	Ending Balance	Days during	Accumulated D	Issuance & Warrants	BCF Discount	Total Accretion
3	April 4, 2009			2,691,768					
4	June 30, 2009	2,691,768	340,419	3,032,187	87	340,419	(28,252)	368,672	340,419
5	September 30, 2009	3,032,187	359,984	3,392,170	92	700,403	(29,876)	389,860	359,984
6	December 31, 2009	3,392,170	469,412	3,861,582	92	1,169,814	45,273	424,139	469,412
7	March 31, 2010	3,861,582	464,073	4,325,655	90	1,633,887	47,630	416,443	464,073
8	June 30, 2010	4,325,655	605,351	4,931,006	91	2,239,239	152,067	453,284	605,351
9	September 30, 2010	4,931,006	618,331	5,549,337	92	2,857,569	158,568	459,762	618,331
10	December 31, 2010	5,549,337	806,291	6,355,628	92	3,663,861	306,103	500,188	806,291
11	March 31, 2011	6,355,628	797,121	7,152,749	90	4,460,982	306,009	491,112	797,121
12	June 30, 2011	7,152,749	1,039,790	8,192,539	91	5,500,772	505,231	534,559	1,039,790
13	September 30, 2011	8,192,539	1,062,084	9,254,624	92	6,562,856	519,886	542,199	1,062,084
14	December 31, 2011	9,254,624	1,377,622	10,632,245	92	7,940,478	790,844	586,778	1,377,622
15	March 31, 2012	10,632,245	1,376,834	12,009,080	91	9,317,312	794,430	582,404	1,376,834
16	April 4, 2012	12,009,080	60,520	12,069,600	4	9,377,832	34,920	25,600	60,520
			$ 9,377,832				3,602,834	5,774,998	9,377,832

Cash Coupon Payments

Details	Explanation, if any		Amount
Issuance Date			September 30, 2008
Face Value of Bond		$	8,000,000
Expiration Date of Bonds			April 4, 2012
Stated Coupon Rate 2nd year "Semi-annual coupon"			3.00%
Number of 3% Payments			8.00
3% Payments		$	120,000.00

No.	Coupon Payment Date
1	October 4, 2008
2	April 4, 2009
3	October 4, 2009
4	April 4, 2010
5	October 4, 2010
6	April 4, 2011
7	October 4, 2011
8	April 4, 2012

Period	Balance Sheet Date	Accrual Amount	Accumulated Accrual	Coupon Payments	Outstanding Balance
6	September 30, 2008	75,409.84	746,917		146,917
7	December 31, 2008	60,617.71	807,534	150,000	57,534
8	March 31, 2009	59,178.08	866,712		116,712
9	June 30, 2009	59,835.62	926,548	120,000	56,548
10	September 30, 2009	60,493.15	987,041		117,041
11	December 31, 2009	60,493.15	1,047,534	120,000	57,534
12	March 31, 2010	59,178.08	1,106,712		116,712
13	June 30, 2010	59,835.62	1,166,548	120,000	56,548
14	September 30, 2010	60,493.15	1,227,041		117,041
15	December 31, 2010	60,493.15	1,287,534	120,000	57,534
16	March 31, 2011	59,178.08	1,346,712		116,712
17	June 30, 2011	59,835.62	1,406,548	120,000	56,548
18	September 30, 2011	60,493.15	1,467,041		117,041
19	December 31, 2011	60,493.15	1,527,534	120,000	57,534
20	March 31, 2012	59,835.62	1,587,370		117,370
21	April 4, 2012	2,630.14	1,590,000	120,000	0
		$ 918,493		$ 990,000

Cash Coupon Payments

Details	Explanation, if any	Amount
Issuance Date		April 12, 2007
Face Value of Bond		$ 10,000,000
Expiration Date of Bonds		April 4, 2012
Stated Coupon Rate 1st Year	"Semi-annual coupon"	6.00%
Stated Coupon Rate 2nd year	"Semi-annual coupon"	3.00%
Number of 6% Payments		2.00
Number of 3% Payments		8.00
6% Payments		$ 300,000.00
3% Payments		$ 150,000.00
Total of All Coupons		$ 1,800,000.00

No.	Coupon Payment Date
1	October 4, 2007
2	April 4, 2008
3	October 4, 2008
4	April 4, 2009
5	October 4, 2009
6	April 4, 2010
7	October 4, 2010
8	April 4, 2011
9	October 4, 2011
10	April 4, 2012

Period	Balance Sheet Date	Accrual Amount	Accumulated Accrual	Coupon Payments	Outstanding Balance
0	April 4, 2007				
1	June 30, 2007	143,013.70	143,014		143,014
2	September 30, 2007	151,232.88	294,247		294,247
3	December 31, 2007	151,232.88	445,479	300,000	145,479
4	March 31, 2008	149,589.04	595,068		295,068
5	June 30, 2008	76,438.36	671,507	300,000	71,507
6	September 30, 2008	75,409.84	746,917		146,917
7	December 31, 2008	75,409.84	822,327	150,000	72,327
8	March 31, 2009	73,770.49	896,097		146,097
9	June 30, 2009	74,590.16	970,687	150,000	70,687
10	September 30, 2009	75,614.37	1,046,302		146,302
11	December 31, 2009	75,616.44	1,121,918	150,000	71,918
12	March 31, 2010	73,972.60	1,195,891		145,891
13	June 30, 2010	74,794.52	1,270,685	150,000	70,685
14	September 30, 2010	75,616.44	1,346,302		146,302
15	December 31, 2010	75,616.44	1,421,918	150,000	71,918
16	March 31, 2011	73,972.60	1,495,891		145,891
17	June 30, 2011	74,794.52	1,570,685	150,000	70,685
18	September 30, 2011	75,616.44	1,646,302		146,302
19	December 31, 2011	75,616.44	1,721,918	150,000	71,918
20	March 31, 2012	74,794.52	1,796,713		146,713
21	April 4, 2012	3,287.67	1,800,000	150,000	0
		$ 1,800,000		$ 1,800,000